February 12, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	P10, Inc.
Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of P10, Inc., a Delaware corporation (the “Company”), we hereby confidentially submit through EDGAR one complete copy of Confidential Draft Submission No. 1 to the captioned Registration Statement on Form S-1 (the “Registration Statement”), for the registration of shares of the Company’s Class A common stock, including one complete copy of the exhibits listed in the Registration Statement as filed therewith.

Should any member of the Securities and Exchange Commission’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact me (tel.: (212) 451-2289) or Amanda Coussens, the Company’s Chief Financial Officer (tel.: (214) 999-6063).

Very truly yours,

/s/ Adam W. Finerman

Adam W. Finerman

Enclosures

cc:	Robert Alpert
C.Clark Webb
Amanda Coussens
Ken Schlesinger, Esq.